Exhibit 12.1

US Oncology Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Predecessor		Successor									Pro Forma
	Period from January 1, 2004 through August 20, 2004		Period from August 21, 2004 through December 31, 2004		Year Ended December 31, 2005		Six Months Ended June 30, 2006		Year Ended December 31, 2006		Six Months Ended June 30, 2007	Year Ended December 31, 2006		Six Months Ended June 30, 2007
			(dollars in thousands)
Net income (loss) before income taxes	48,257		37,107		32,912		27,023		45,084		(20,766)	21,534		(26,215)
Fixed Charges:
Interest expense incurred	16,000		30,144		102,543		57,172		117,088		66,169	140,638		71,618
Interest portion of lease expense	13,878		8,458		24,653		12,956		26,362		14,483	26,362		14,483
Accretion of preferred stock dividends	—		10,768		22,168		9,761		20,104		11,415	20,104		11,415

Total fixed charges	29,878		49,370		149,364		79,889		163,554		92,067	187,104		97,516
Net income before income taxes and fixed charges	78,135		86,477		182,276		106,912		208,638		71,301	208,638		71,301
Ratio of earnings to fixed charges	2.6	x	1.8	x	1.2	x	1.3	x	1.3	x	N/A*	1.1	x	N/A*

(1)
The ratio of earnings to fixed charges was calculated by dividing (i) net income (loss) before income taxes and fixed charges by (ii) fixed charges which consist of interest expense incurred, including amortization of debt expense and discount, one-third of rental expense, which approximates the interest portion of our rental expense, and accretion of preferred stock dividends.

*
For the six months ended June 30, 2007 and the corresponding pro forma period, earnings before fixed charges were insufficient to cover fixed charges by $20.8 million and $26.2 million, respectively.